UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of September 2002

B.V.R. Systems (1998) LTD.
(Translation of registrant's name into English)

10 Ha'melacha St., Park Afek, Rosh Ha'ayin 48091, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following are included in this Report on Form 6-K:

1. Notice of an annual shareholders meeting and proxy statement..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR Systems (1998) Ltd.
(Registrant)

Date: September 30, 2002

By: ______________________
(Signature)
Name: Reuven Shahar
Title: Vice President
Finance

B.V.R. SYSTEMS (1998) LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general meeting of shareholders (the "Annual General Meeting" or the "Meeting") of B.V.R Systems (1998) Ltd., a company organized under the laws of the State of Israel (the "Company") will be held on October 24, 2002 at 10:00 A.M. Israel time, at the offices of the Company, 16 Hamelacha Street, Park Afek, Rosh Ha'Ayin 48091, Israel for the following purposes:

(1) To elect seven directors to the Board of Directors of the Company;

(2) To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2001; and

(3) To reappoint KPMG Somekh Chaikin, as the Company's independent auditor for the 2002 fiscal year, and to authorize the Board of Directors to fix the remuneration of the auditor in accordance with the volume and nature of its services.

Only shareholders of record at the close of business on September 16, 2002 are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person. If you are unable to attend the Meeting in person, it is important that your shares be represented and voted. Therefor we urge you to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If you attend the Meeting you may revoke your proxies and vote your shares in person. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy card will be counted as a vote in favor of each of the proposals descried therein.

Joint holders of shares should take note that, pursuant to Article 66 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors of B.V.R Systems (1998) Ltd.,

AVNER RAZ
Chairman of the Board of Directors

Rosh Ha'Ayin, Israel

September 16, 2002

The financial statements of the Company for the fiscal year ended December 31, 2001, are enclosed, but do not form a part of the proxy solicitation material.

B.V.R. SYSTEMS (1998) LTD.
16 Hamelacha Street, Afek
Rosh Ha'Ayin 48091, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.00 nominal value (the "Ordinary Shares") of B.V.R Systems (1998) Ltd. ("BVR" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on October 24, 2002 at 10:00 A.M. Israel time, at the offices of the Company, 16 Hamelacha Street, Park Afek, Rosh Ha'Ayin 48091, Israel.

It is proposed that at the Annual General Meeting: (i) seven (7) persons be elected to the Board of Directors (in addition to the two external directors who currently serve on the Board); (ii) the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001 be received and considered; and (iii) KPMG Somekh Chaikin be reappointed as the Company's independent auditor for the 2002 fiscal year, and the Board of Directors be authorized to fix the remuneration of the auditor.

A form of proxy for use at the Meeting or any adjournment or postponement thereof and a return envelope for the proxy are also enclosed. You may revoke the authority granted by your executing a proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly dated and executed and received by the Company not less than twenty four hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The failure to fill in the choices indicated on the proxy card will authorize the proxies to vote FOR the proposals to be brought before the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 16, 2002 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about September 17, 2002. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding on September 16, 2002, 10,660,874 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 33-1/3% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of July 31, 2002, by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned[1]	Percentage of Outstanding Ordinary Shares[2]
Elisra Electronic Systems Ltd.[3][4] 48 Mivtza Kadesh Street Bnai Brak 51203	6,419,958	52.8%
Clal Industries and Investments Ltd.[5][6] Kiryat Atidim, Building 4 Tel Aviv	1,889,600	17.73%
Polar Investments Ltd.[5][7] Platinum House 21 Ha'arbah St. Tel Aviv 64731	1,414,129	13.27%
Yaron Sheinman 3 Yasmin St. Karmei Yosef	948,328	8.90%

1. Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of July 31, 2002.

2. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these Ordinary Shares within 60 days of July 31, 2002, are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding Ordinary Shares is based on 10,660,874 Ordinary Shares outstanding as of July 31, 2002.

3. Elisra Electronic Systems Ltd. is a wholly-owned subsidiary of Koor Industries Ltd., referred to as Koor. As a result, Koor effectively has the power to vote the shares held by Elisra.

4. Includes 1,500,000 Ordinary Shares issuable upon exercise of an outstanding warrant.

5. Each of such entities is publicly traded on the Tel Aviv Stock Exchange.

6. Includes 694,200 Ordinary Shares owned by Clal Industries and Technologies Ltd., a wholly owned subsidiary of Clal Industries and Investments Ltd.

7. Includes 542,929 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd. and 871,200 Ordinary Shares held by Polar Communication Ltd., a company which is publicly traded on the Tel Aviv Stock Exchange, in which Polar Investments Ltd. holds a majority interest. As a result, Polar Investments Ltd. effectively has the power to vote the shares held by Koonras Technologies Ltd. and Polar Communication Ltd.

ITEM 1 - ELECTION OF DIRECTORS

The number of directors who will serve as members of the Board of Directors is nine (9). One of the two external directors of the Company, Ms. Bruria Lekner, has been appointed by the 2000 Annual General Meeting of the Company to serve for a term of three years, ending on April 6, 2003. The Company's second external director, Mr. Amnon Harrari, has been appointed by the special general meeting of the Company's shareholders, which took place on July 9, 2002, to serve for a term of three years, ending on July 9, 2005. In addition to these two external directors, management proposes to recommend seven (7) nominees to be elected to the Board of Directors at this Meeting.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the listed nominees named in the following table as directors of the Company. Each of the nominees shall hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provision of the Articles of

Association of the Company and/or under the Israeli Companies Law, 1999 (the "Companies Law").

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the seven (7) nominees listed below, as directors of the Company.

In the event that any one or more of the 7 nominees should be unable or unwilling to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The nominees and their present principal occupations or employment and the year in which each first became a director of the Company, are:

Name	Age	Position
Avner Raz	57	Chairman of the Board of Directors
Yuval Yanai	50	Director
Shlomi Rozenfeld	50	Director
Itzchak Gat	55	Director
Yaron Sheinman	47	Director
Aaron Zuker	56	Director
Dov Avron	55	Director

Avner Raz has been our director since November 1999, and the chairman of our board of directors since February 2000. From February 2000 until December 2000 Mr. Raz served as our chief executive officer. Since 1994, Mr. Raz has served as president and chief executive officer of Elisra Electronic Systems Ltd. and is the acting chairman of the board of directors of Tadiran Spectralink Ltd. and Tadiran Electronic Systems Ltd. From 1989 to 1994, Mr. Raz served as corporate vice president and general manager of Israel Aircraft Industries' Bedek Aviation Industries. Mr. Raz is a brigadier general in the Israeli air force reserves. He holds a B.Sc. degree in electronic engineering from the Technion, Israeli Institute of Technology and an M.Sc. degree in engineering systems and economics from Stanford University.

Yuval Yanai has been our director since August 2001. Mr. Yanai has been senior vice president and chief financial officer of Koor Industries Ltd. since October 1, 2000. Mr. Yanai served as senior vice president and chief financial officer of Nice Systems Ltd., from April 1998 to September 2000. From 1991 to 1998, he was the vice president, finance and chief financial officer of Elscint Ltd. and director of several of Elscint's subsidiaries, as well as a director of certain public and private companies. Mr. Yanai joined Elscint in 1985 and served as corporate controller and corporate treasurer through 1991. Mr. Yanai is a director of Makhteshim-Agan Industries and Telrad Networks. Mr. Yanai holds a bachelor degree in accounting and economics from the Tel Aviv University.

Shlomi Rozenfeld has been our director since November 1999. He has been vice president of finance and control for Elisra Electronic Systems Ltd. since June 1994. Mr. Rozenfeld currently serves as a director of Tadiran Spectralink Ltd. and Tadiran Electronic Systems Ltd.

Itzchak Gat has been our director since June 2000. He has been general manager of Polar Communication Ltd. since 1999. Between 1993 and 1999, Mr. Gat was president and general manager of RAFAEL, the Armament and Development Authority of the Israeli Ministry of Defense. Between 1990 and 1992, Mr. Gat served as the head of material command for the Israeli Air Force. He served in the Israeli Air Force and retired as a brigadier general. Mr. Gat has a BSc in aeronautical engineering from the Technion, Israel Institute of Technology.

Yaron Sheinman has been our director since the consummation of our spin-off in October 1998. He is a founder and chairman of the board of directors of B.V.R Technologies Ltd., referred to as BVR-T. From the commencement of BVR-T's operations in 1987 through 1996, Mr. Sheinman served as the chairman and chief executive officer of BVR-T. Previously, he acted as an independent consultant to Israel Aircraft Industries for two years for the development of avionics systems. Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for approximately 15 years. Mr. Sheinman also serves as chairman of the board of Nexus Telocation Systems, NexusData, VIZ, Coresma and Unisfair. Mr. Sheinman serves on the boards of BrightCom and BuyPassSystems (1999) Ltd.

Aaron Zuker has been our director since October 2000. Mr. Zuker has been the vice president of Koor since January 1999. Mr. Zuker is the managing director of R.M. Renaissance Management (1993) Ltd. Mr. Zuker is a director of Makhteshim-Agan Industries Ltd., Telrad Networks Ltd. and several companies in the Elisra Group. Mr.Zuker is also a director of Isrex (94) Ltd., Clalcom Ltd. and Barak ITC (1995) Ltd. Between the years 1990 and 1995, Mr. Zuker served as chief financial officer and later as chief executive officer of the Jerusalem Report Publication. Mr. Zuker is a graduate of B.F.A. of New York Institute of Technology.

Dov Avron has been our director since October 2000. Since 1994, Mr. Avron has been an assistant to the president and chief executive officer of Elisra Electronic Systems Ltd. where he serves as vice president, marketing since 1999. Mr. Avron holds a master degree in political science from the Bar Ilan University.

As of July 31, 2002, other than Yaron Sheinman who beneficially owned 948,328 Ordinary Shares, which represented 8.9% of our outstanding Ordinary Shares, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

As of July 31, 2002, our current directors and officers, as a group, held options to purchase 378,000 Ordinary Shares, at a weighted average exercise price of $2.9 per share expiring between July 24, 2005 and November 13, 2006. Of these options, options to purchase 166,000 Ordinary Shares are currently exercisable or will have become exercisable within 60 days of such date.

The Articles of Association of the Company provide that a director may appoint another person to serve as his substitute with all the rights and obligations of the appointing director, except the right to appoint a further substitute. Under the Companies Law, a person who currently serve as director or a substitute may not be appointed as substitutes. The substitute director may not act at any meeting at which the director appointing him is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. A substitute director is solely responsible for his own acts and defaults, and is not the agent of the appointing director. To date, to the Company's knowledge, no appointment of substitute has been made by the directors of the Company. Under the Companies Law the external directors may not appoint substitutes.

In addition, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers to one or more committees of the Board, subject to the limitations and restrictions that the Board may from time to time prescribe and subject to the provisions of the Companies Law. The Board has appointed an Audit Committee and a Finance Committee. Under the Companies Law, each committee of the Board which exercises board powers, shall include at least one external director. The Audit Committee shall include all the external directors.

Remuneration and Other Information

The aggregate remuneration the Company paid for the year ended December 31, 2001 to all of its executive officers as a group (7 persons), was approximately $799,000 in salaries, fees, commissions and bonuses. This amount includes approximately $178,000 set aside or accrued to provide for pension, retirement or similar benefits provided to the Company's directors and executive officers.

Our external directors received an aggregate of approximately $12,000 for the year ended December 31, 2001.

ITEM 2 – ACCEPTANCE AND CONSIDERATION OF THE FINANCIAL STATEMENTS

At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001 will be presented and considered.

ITEM 3 - REAPPOINTMENT OF AUDITORS

KPMG Somekh Chaikin, Certified Public Accountants (Israel), will be nominated by the Board for reappointment as the independent auditor of the Company for the fiscal year ending December 31, 2002. KPMG Somekh Chaikin also serves, to a limited extent, as tax consultant to the Company, performs auditing services pursuant to an agreement dated August 9, 1999, between the Company and MLM Systems Engineering and Integration (a division of Israeli Aircraft Industries Ltd.) and serves as the independent auditor of Elisra Electronic Systems Ltd., the Company's controlling shareholder. The Board of Directors believes that such limited non-audit function does not affect the independence of KPMG Somekh Chaikin. KPMG Somekh Chaikin has served as the independent auditor of the Company since the fourth quarter of 1999.

In accordance with the provisions of the Companies Law, the Board of Directors hereby reports that the remuneration paid to KPMG Somekh Chaikin for its services as an independent auditor of the Company for the fiscal year ended December 31, 2001, was $60,000.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

> "**RESOLVED**, that the Company's independent auditor, KPMG Somekh Chaikin be, and it hereby is, reappointed as the auditor of the Company for the fiscal year ending December 31, 2002 and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of the said independent auditor in accordance with the volume and nature of its services."

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of the resolution reappointing KPMG Somekh Chaikin as independent auditor of the Company.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

By Order of the Board of Directors,

AVNER RAZ
Chairman of the Board of Directors

Dated: September 16, 2002